Exhibit 77M – Merger

In a merger that was effective as of the close of business on October 3, 2008, the Sentinel High Yield Bond
Fund, a series of the Registrant, merged into the Sentinel Conservative Allocation Fund, another series of the
Registrant. In the merger, the shareholders of the Class A, Class B and Class C shares of the High Yield Bond
Fund received shares of equal net asset value of the Class A, Class B and Class C shares of the Conservative
Allocation Fund, respectively. The reorganization was approved by the Board of Directors of the Registrant on
June 5, 2008 and the shareholders of the High Yield Fund on September 24, 2008.